UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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The following is included in this report on Form 6-K:

                                                            Sequential
     Exhibit                Description                     Page Number
     -------                -----------                     -----------

       1.         Press release, dated October 12, 2004          4







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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: October 12, 2004              By: /s/ Dafna Gruber
                                       ---------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer




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


                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


              MOBILECITY SELECTS ALVARION'S BREEZEMAX(TM) TO CREATE
                  THE FIRST WiMAX-READY NETWORK IN SCANDINAVIA

   -- Intel Nordic, UpGrade and Alvarion Partner to Provide Advanced Broadband
          Wireless Broadband Services to Residents of Northern Sweden -

                                       ---

Tel- Aviv, Israel, October 12, 2004 - Alvarion Ltd. (NASDAQ:ALVR), the leading provider of wireless broadband solutions worldwide, today announced the completion of the first WiMAX-ready network in Scandinavia using its BreezeMAX(TM) platform. MobileCity chose BreezeMAX as the most cost-effective way to extend top-quality broadband coverage throughout the region and as a solution to the limited reach previously provided by WiFi technology. The network, located in Skelleftea, Sweden, was built in cooperation with Intel Nordic and UpGrade Communication AB for MobileCity, a consortium of commercial and academic partners dedicated to promoting technology.

The BreezeMAX network is part of MobileCity's showcase Wireless Internet initiative providing broadband services throughout the area's cafes, hotels, shopping centers, sporting facilities, airports, and campsites.

"Our vision is to create an out-of-the box wireless broadband solution for everyone. An access that is easy to set up and use, cost effective and available 24/7. By working together with Intel and Alvarion, we are turning this vision into reality," commented Goran Eriksson, CEO of MobileCity, Sweden. "And since we've proven that this technology works not only in test labs but in a real world environment, cities throughout Scandinavia and Europe, especially those in remote areas underserved by wireline infrastructure can immediately benefit from MobileCity In-a-Box. This is the next step in Internet connectivity, and a business opportunity for cities and companies in general and for ISPs in particular."

Mr. Carl-Daniel Norenberg, Business Development Manager of Intel Nordic, added, "As expected, Alvarion's BreezeMAX network has delivered an outstanding broadband service. This has convinced us that WiMAX should be the standard technology deployed by carriers for Internet access and last-mile connectivity services, especially in large communities."



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

"We are very excited to see such a distinguished organization selecting our BreezeMAX technology," said Zvi Slonimsky, CEO of Alvarion. "The success of the MobileCity initiative is a model that showcases the potential of wireless broadband, and cities worldwide are likely to launch similar services. As the company with the most wireless broadband deployment experience and extensive selection of WiMAX-ready solutions, we believe this trend plays to our strengths and will contribute to the growth of our sales in the future." ###

About MobileCity
MobileCity is a profit and competence center in Skelleftea, Sweden, where industrial businesses and universities collaborate on research and product development within one of the most expansive and exciting fields in today's world: wireless communications. MobileCity is located on Campus Skelleftea, a melting pot for innovative businesses and universities.

About UpGrade Communication AB, a wholly-owned subsidiary of DORO AB
UpGrade is a value added distributor of broadband infrastructure products, concentrating on wireless infrastructure solutions including relevant services such as site surveys, project management, technical support, training and maintenance, to system integrators, operators and ISPs in the Nordic markets. With more than 30.000 outdoor wireless radios installed in the Scandinavian market, UpGrade has an extensive knowledge and field experience in wireless broadband solutions. UpGrade's head office is in Lund, Sweden, where central functions such as administration and logistics are based. Regional offices in Denmark and Norway manage sales and technical support in the Nordic region.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from



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those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.




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